VetPronto

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	-398,861.97
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Insurance Payable	449.54
Payroll Taxes Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**449.54**
Net cash provided by operating activities	**$ -398,412.43**
INVESTING ACTIVITIES	
Computer Equipment	-948.04
Net cash provided by investing activities	**$ -948.04**
FINANCING ACTIVITIES	
Preferred Stock Rights:Coveney, Jonathan	20,000.00
Preferred Stock Rights:FundersClub	117,540.00
Preferred Stock Rights:WeFunder	334,447.27
Preferred Stock Rights:Yoshimura, Justin	0.00
Net cash provided by financing activities	**$471,987.27**
NET CASH INCREASE FOR PERIOD	**$72,626.80**
CASH AT BEGINNING OF PERIOD	260,071.20
CASH AT END OF PERIOD	**$332,698.00**